UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 15, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release
Paris, 15 June 2016

Orange and Free Mobile sign an agreement providing for the end of national roaming

Over several months, Orange and Free Mobile (Iliad Group) have been engaged in discussions regarding the progressive reduction and end of the national roaming agreement between the two operators.

An agreement for the end of the national roaming service was signed on 15 June 2016. This provides for the progressive limitation of services by Free Mobile, from January 2017, for its customers roaming on Orange’s network. This agreement expires at the end of 2020.

This contract will be communicated to the French regulator, Arcep, which must verify its coherence with the outline recommendations published on 25 May 2016.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 40 billion euros in 2015 and has 155,000 employees worldwide at 31 March 2016, including 96,000 employees in France. Present in 28 countries, the Group has a total customer base of 252 million customers worldwide at 31 March 2016, including 191 million mobile customers and 18 million fixed broadband customers. Under the Orange Business Services brand, Orange is also one of the world leaders in providing telecommunication services to multinational companies. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright; tom.wright@orange.com

Olivier Emberger; olivier.emberger@orange.com

ORANGE

Date: June 15, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations